NSAR ITEM 77C

Van Kampen American Capital Municipal Opportunity Trust II

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Municipal Opportunity Trust II (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   9,342,478              Against   272,311

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   4,485,734              Against   329,311

    (4) Inapplicable